UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

HSN, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

404303109

(CUSIP Number)

Richard N. Baer

Chief Legal Officer

c/o Liberty Interactive Corporation

12300 Liberty Boulevard

Englewood, CO  80112

(720) 875-5300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 29, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 404303109

1.	Names of Reporting Persons Liberty Interactive Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0

14.	Type of Reporting Person (See Instructions) CO

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 5)

Statement of

Liberty Interactive Corporation

Pursuant to Section 13(d) of the

Securities Exchange Act of 1934

in respect of

HSN, INC.

This Report on Schedule 13D relates to the common stock, par value $0.01 per share (the “Common Stock”), of HSN, Inc., a Delaware corporation (the “Issuer” or “HSNi”).  The Schedule 13D originally filed with the Securities and Exchange Commission by Liberty Interactive Corporation, a Delaware corporation (the “Reporting Person” or “Liberty”), on August 29, 2008, as amended by Amendment No. 1 thereto filed on May 21, 2009, by Amendment No. 2 thereto filed on September 21, 2011, by Amendment No. 3 thereto filed on September 11, 2013, and by Amendment No. 4 thereto filed on July 12, 2017 (as so amended, the “Liberty Schedule 13D”), is hereby further amended and supplemented to include the information set forth herein.  This amended statement on Schedule 13D/A (this “Amendment”) constitutes Amendment No. 5 to the Liberty Schedule 13D.  Capitalized terms not defined herein have the meanings given to such terms in the Liberty Schedule 13D.  This Amendment constitutes an exit filing of the Reporting Person in respect of shares of the Issuer’s Common Stock previously reported as beneficially owned by the Reporting Person.

Item 2.         Identity and Background

The information contained in Item 2 of the Liberty Schedule 13D is hereby amended and supplemented by adding the following information:

Schedule 1 attached hereto is incorporated by reference and amends and restates Schedule 1 of the Liberty Schedule 13D in its entirety.  Each of such executive officers and directors is a citizen of the United States, unless otherwise noted on Schedule 1.  Neither Liberty, nor, to the best knowledge of Liberty, any of its executive officers and directors named on Schedule 1 to this Amendment, has, during the last five years, been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 5.         Interest in Securities of the Issuer

The information contained in Item 5 of the Liberty Schedule 13D is hereby amended and restated in its entirety as follows:

(a)                                 The Reporting Person beneficially owns no shares of Common Stock.

(b)                                 The Reporting Person beneficially owns no shares of Common Stock.

(c)                                  On December 29, 2017, the Reporting Person and the Issuer announced that they had completed the previously announced transaction contemplated by the Agreement and Plan of Merger, dated as of July 5, 2017, by and among Liberty, Liberty Horizon, Inc., a Delaware corporation and a direct, wholly owned subsidiary of Liberty (“Merger Sub”), and HSNi (the “Merger Agreement”), pursuant to which Merger Sub merged with and into HSNi (the “Merger”), with HSNi continuing as the surviving corporation in the Merger (the “Surviving

Corporation”). Pursuant to the terms of the Merger Agreement, (i) each share of Common Stock (other than shares of Common Stock held by HSNi as treasury stock or by Liberty or its wholly owned subsidiaries) was converted into 1.65 shares (the “Exchange Ratio”) of Liberty’s Series A QVC Group common stock, par value $0.01 per share (“QVCA”), (ii) each share of Common Stock held by HSNi as treasury stock was cancelled and ceased to exist and (iii) each share of Common Stock held by Liberty or its wholly owned subsidiaries was converted into one share of common stock, par value $0.01 per share, of the Surviving Corporation.  The Exchange Ratio equated to total consideration of $40.29 per share of Common Stock, based on the closing price of QVCA on December 29, 2017.  As a result, (i) each of the 20,016,167 shares of Common Stock previously beneficially owned by Liberty (or its wholly owned subsidiaries) converted into one share of common stock, par value $0.01 per share, of the Surviving Corporation, (ii) each of the 80 shares of Common Stock previously beneficially owned by Richard N. Barton, a director of Liberty, converted into 1.65 shares of QVCA, with cash issued in lieu of fractional shares, and (iii) each of the 5,482.03 deferred stock units with respect to Common Stock (an “HSNi DSU”) previously held by Fiona Dias (“Ms. Dias”), a former director of HSNi who was appointed to the Liberty board of directors at the effective time of the Merger (the “Effective Time”), converted into an award of restricted stock units with respect to a number shares of QVCA (rounded to the nearest whole number of shares) equal to the product of (a) the number of shares of Common Stock subject to the HSNi DSU immediately prior to the Effective Time and (b) the Exchange Ratio.  Other than as stated herein, neither the Reporting Person nor, to the knowledge of the Reporting Person, any Schedule 1 Person has effected any transactions with respect to the Common Stock during the 60 days preceding the date hereof.

On December 15, 2017, HSNi paid its regular quarterly cash dividend to HSNi stockholders in an amount of $0.35 per share of Common Stock. Pursuant to the terms of HSNi’s Deferred Compensation Plan, in connection with such dividend, dividend equivalents were credited on HSNi DSUs held by Ms. Dias.  As a result, Ms. Dias received 46.514 HSNi DSUs on December 15, 2017.

(d)                                 Not applicable.

(e)                                  The Reporting Person ceased to be the beneficial owner of more than five percent of the Common Stock on December 29, 2017.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 5, 2018

LIBERTY INTERACTIVE CORPORATION

By:	/s/ Craig Troyer
	Name:	Craig Troyer
	Title:	Senior Vice President, Deputy General Counsel and Assistant Secretary

SCHEDULE 1

DIRECTORS AND EXECUTIVE OFFICERS

OF

LIBERTY INTERACTIVE CORPORATION

The name and present principal occupation of each director and executive officer of Liberty Interactive Corporation (“Liberty Interactive”) are set forth below.  The business address for each person listed below is c/o Liberty Interactive Corporation, 12300 Liberty Boulevard, Englewood, Colorado 80112.  All executive officers and directors listed are United States citizens, except for M. Ian G. Gilchrist, who is a citizen of both the United States and Canada, and Fiona Dias, who is a citizen of both the United States and Kenya.

Name	Principal Occupation and Principal Business (if applicable)
John C. Malone	Chairman of the Board and Director of Liberty Interactive
Gregory B. Maffei	President and Chief Executive Officer of Liberty Interactive; Director of Liberty Interactive
Richard N. Barton	Director of Liberty Interactive
Michael A. George	Director of Liberty Interactive; President and Chief Executive Officer, QVC, Inc.
Fiona Dias	Director of Liberty Interactive
M. Ian G. Gilchrist	Director of Liberty Interactive
Evan D. Malone	Director of Liberty Interactive
David E. Rapley	Director of Liberty Interactive
M. LaVoy Robison	Director of Liberty Interactive
Larry E. Romrell	Director of Liberty Interactive
Mark Vadon	Director of Liberty Interactive
Andrea L. Wong	Director of Liberty Interactive
Richard N. Baer	Chief Legal Officer of Liberty Interactive
Mark D. Carleton	Chief Financial Officer of Liberty Interactive
Albert E. Rosenthaler	Chief Corporate Development Officer of Liberty Interactive